American Church Mortgage Company

10237 Yellow Circle Drive
Minnetonka, MN 55343

July 18, 2014

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: American Church Mortgage Company (the “Registrant”) Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of American Church Mortgage Company, pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form S-11 filed with the Commission on July 9, 2014:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions or require additional information, please do not hesitate to contact our legal counsel, Philip Colton, at (612) 604-6729.

Sincerely,

American Church Mortgage Company

By:	/s/ Philip J. Myers

Name: Philip J. Myers

Title: President